UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                  Depomed Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    249908104
                                 (CUSIP Number)

                               November 15, 2000

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[x] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 249908104

       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             OrbiMed Advisers Inc.

       2.    Check the Appropriate Box if a Member Of a Group (See Instructions)

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             British Virgin Islands

                 5.  Sole Voting Power  0
Number of
Shares           6.  Shared Voting Power  8,618,000
Beneficially
Owned by         7.  Sole Dispositive Power  0
Each Reporting
Person With      8.  Shared Dispositive Power  8,618,000



       9.    Aggregate Amount Beneficially Owned by Each Reporting Person
             8,618,000

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 19.9%

       12.   Type of Reporting Person (See Instructions) IA

CUSIP No. 249908104

       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             OrbiMed Advisors, LLC

       2.    Check the Appropriate Box if a Member of a Group (See Instructions)

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware



               5.    Sole Voting Power  0
Number of
Shares         6.    Shared Voting Power  8,618,000
Beneficially
Owned by       7.    Sole Dispositive Power  0
Each Reporting
Person With    8.    Shared Dispositive Power  8,618,000

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person
             8,618,000

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 19.9%

       12.   Type of Reporting Person (See Instructions) CO

CUSIP No. 249908104

       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Samuel D. Isaly

       2.    Check the Appropriate Box if a Member of a Group (See Instructions)

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             United States

               5.    Sole Voting Power  0
Number of
Shares         6.    Shared Voting Power  8,618,000
Beneficially
Owned by       7.    Sole Dispositive Power  0
Each Reporting
Person With    8.    Shared Dispositive Power  8,618,000

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person
             8,618,000

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 19.9%

       12.   Type of Reporting Person (See Instructions) HC

Item 1. (a)  Issuer: Depomed Inc.

        (b)  Address: 1360 O'Brien Drive
             Menlo Park, CA  94025

Item 2. (a)  Name of Person Filing:
             OrbiMed Advisers Inc.
             OrbiMed Advisors, LLC
             Samuel D. Isaly

        (b)  Address of Principal Business Offices:

             767 Third Avenue, 6th Floor
             New York, New York 10010

        (c)  Citizenship:
             Please refer to Item 4 on each cover sheet for each filing person

        (d)  Title of Class of Securities
             Common stock

        (e)  CUSIP Number: 249908104

Item 3.  Not Applicable

Item 4.  Ownership

         Please see Items 5 - 9 and 11 for each cover sheet for each filing separately

Item 5.  Ownership of Five Percent or Less of a Class   Not Applicable

Item 6.  Ownership  of More than  Five  Percent  on  Behalf of  Another
         Person.

         Reporting persons are holding 19.9% of the securities on behalf of Other persons who have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company



         Not Applicable


Item 8.  Identification and Classification of Members of the Group

         Not Applicable


Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 25, 2001

                                                         OrbiMed Advisers Inc.

                                                  By: /s/ Samuel D. Isaly
                                                  ----------------------------
                                                  Name:  Samuel D. Isaly
                                                  Title: President



         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 25, 2001

                                                           OrbiMed Advisors, LLC

                                                  By: /s/ Samuel D. Isaly
                                                  ----------------------------
                                                  Name:  Samuel D. Isaly
                                                  Title: Managing Member

                                                                 Samuel D. Isaly

                                                  By: /s/ Samuel D. Isaly
                                                  ----------------------------
                                                  Name:  Samuel D. Isaly